

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2011

<u>Via E-mail</u>
David Alberga
Chairman of the Board and CEO
The Active Network, Inc.
10182 Telesis Court, Suite 100
San Diego, CA 92121

> **Re: The Active Network, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 14, 2011**
> **Fine No. 333-172254**

Dear Mr. Alberga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Prospectus Summary

Overview, Page 1

2.   Please provide support for the claim that you are the "leading" provider of
        organization-based cloud computing applications.

Industry Overview, page 2

3.   We note your reference to the study that you commissioned. Please disclose the
        name of the author of the study and file a consent from the author as an exhibit to
        the registration statement. Refer to Rule 436 of Regulation C.

Risk Factors Associated with our Business, page 4

4.   The summary should provide a balanced presentation of your company and its
        operations. As currently written, your summary emphasizes your strengths and
        growth strategy. Please balance your disclosure by providing an equally
        prominent overview of the material risks to, and weaknesses in, your business.

Risk Factors

If credit card payment processors and service providers fail or no longer agree to provide
their services or increase processing fees…," page 16

5.   You disclose in this risk factor that you rely on agreements with large payment
        processing organizations in order to provide certain services to your customers.
        Please discuss your relationships with these organizations in your Business
        section and file your agreements with these organizations as exhibits to your
        registration statement. Alternatively, provide us with your analysis as to how you
        concluded that you are not substantially dependent upon these agreements, such
        that they are not required to be filed as exhibits. Refer to Item 601(b)(10)(ii)(B)
        of Regulation S-K.

"Our directors, executive officers, and significant stockholders will continue to hold a
substantial portion of our stock after this offering…, page 30

6.   Please revise the text of this risk factor to address whether any of your existing
        stockholders have any agreements or understandings to act together in matters
        submitted for stockholder approval.

"Our future capital needs are uncertain…," page 31

7.   We note the statement in this risk factor that the proceeds from the offering
        together with your existing sources of cash and cash flows may not be sufficient
        to fund all of your activities. We also note, however, the statement in your

liquidity discussion on page 66 that you believe your existing cash, cash flows and the net proceeds from the offering will be sufficient to fund your operations for at least the next 12 months. Please disclose in this risk factor the minimum period of time that you will be able to conduct your planned operations using currently available capital resources.

Market, Industry and Other Data, page 34

8.   We note your statement that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. Market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Use of Proceeds, page 35

9.   We note that you intend to use part of the net proceeds from this offering to repay outstanding debt. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

10.   Consider supplementing your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, you discuss in a risk factor on page 14 that you may face resistance from customers who you are transitioning from legacy products to ActiveWorks. Please tell us what thought you have given to discussing this as a material challenge facing the company in your executive overview, as well as the actions that you are taking to address this challenge. Also, consider discussing the opportunities and challenges you face in expanding your operations outside of North America. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

11.   We note from your disclosures on pages 15 and F-41 that you became aware of a security breach in one of the legacy computer systems from one of your acquisitions. Tell us what consideration you gave to disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from any currently known trends, events and uncertainties related to this incident. Refer to Section III.B.3 of SEC Release 33-8350.

Critical Accounting Policies

Common Stock Valuations, page 53

12.   You indicate on page 55 that the price of your common stock for January –
        February 2009 grant dates was $4.78 based on the October 2008 stock valuation.
        Please reconcile this to your table on page 54 indicating that the common stock
        fair value per share on the date of certain grants in January and February 2009
        was $1.96. We note that you effected a stock option repricing in September 2009
        that appears to have only impacted the exercise price of certain unexercised
        options held by current employees.

13.   Please explain why there were no common stock valuations performed between
        the March 2009 and June 2010 valuation dates. In this regard, we note the stock
        option repricing in September 2009 and the significant stock option grant in
        March 2010. Justify why there was no change in the fair value of your common
        stock, considering any internal or external factors affecting the company.

14.   Please continue to update this section for significant grants and changes in fair
        value up to the filing and registration date. Once the IPO price has been
        established, also update this disclosure to discuss each significant factor
        contributing to any significant difference between the estimated IPO price and the
        most recent valuation.

Indebtedness, page 69

15.   Please advise if you intend to file your Earn–Out Agreement with ALS or you
        loan agreements with Pinnacle Financial Partners, Bank of Celina and Bank of
        Tullahoma as exhibits to your registration statement. Refer to Item 601(b)(10) of
        Regulation S-K.

Business

Facilities, page 83

16.   If you have agreements with your main web-hosting facilities in Burbank,
        California and Ashburn, Virginia, please describe the material terms of such
        agreements in your Business section and file the agreements as exhibits to the
        registration statement. Refer to paragraphs (ii)(B) and (ii)(D) of Item 601(b)(10)
        of Regulation S-K. Also, you identify your facilities in Draper, Utah and
        Boulder, Colorado as two of your largest facilities, but you have not filed the
        leases related to these facilities as exhibits. Please advise. Refer to Item
        601(b)(10)(ii)(D) of Regulation S-K.

Executive Compensation

Performance-Based Cash Bonus Awards, page 95

17.   Revise to disclose the net revenue and adjusted EBITDA targets used in determining bonuses under your 2010 Bonus Plan. Alternatively, provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Also, clearly identify adjusted EBITDA as a non-GAAP financial measure, and briefly explain how it is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Stock-Based Incentive Awards, page 96

18.   Revise to disclose the specific factors considered by your compensation committee in determining the number of stock options granted to each of your named executive officers in fiscal 2010. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Related Party Transactions, page 110

19.   Please file your Master Services Agreement with USTA and your Internet advertising and promotion agreement with an affiliate of ESPN as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Also, disclose in this section your online registration services agreement with the Walt Disney Company, as discussed in Note 20 to your consolidated financial statements, and file the agreement as an exhibit, or advise.

Principal and Selling Stockholders, page 114

20.   Please disclose the individual or individuals who exercise the voting and dispositive powers over the securities held by Elicia Acquisition Corp. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

21.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

22.   Footnotes three and five disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Shares Eligible for Future Sale

Lock-Up Agreements, page 127

23.   Please file the lock-up agreements as exhibits to the registration statement.

Index to Consolidated Financial Statements, page F-1

24.   Please update your financial statements and related disclosures throughout the filing in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

25.   Based on disclosures throughout your filing, it appears that you generate revenue from licensed software. Explain how your presentation of net revenue and cost of net revenue complies with Rule 5-03 of Regulation S-X. In this regard, tell us what consideration you gave to separately presenting net revenue from products and net revenue from services. Tell us the amount of revenue attributable to sales of licensed software products for each period presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Loss Per Share, page F-7

26.   We note that your pro forma presentation gives effect to the conversion of all convertible preferred stock outstanding. Tell us what consideration you gave to the requirements of Article 11 of Regulation S-X, which provide that only events or transactions that are factually supportable and probable of occurring should be included in pro forma presentations. In this regard, we note from the description of the conversion terms of your preferred stock on pages F-27 and F-28 that conversion is only automatic upon meeting certain conditions, including the Company having a market capitalization of at least a certain amount after this offering. For each class of preferred stock, explain why you believe all of these conditions will be met to trigger the automatic conversion.

Revenue Recognition, page F-8

27.   We note your disclosure of your policy for recognizing revenue associated with software license arrangements that include professional services that do not qualify for separate accounting. Tell us what consideration you gave to disclosing

your revenue recognition policy for those arrangements in which the professional services do qualify for separate accounting.

Note 13. Legal Proceedings, page 13

28.   We note your disclosure on pages 25 and 83 regarding the litigation with Electronic Arts, Inc. If there is a reasonable possibility that a loss may have been incurred and the amount of that additional loss would be material, you should include a discussion of the nature of the contingency and either disclose the estimated additional loss or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 14. Preferred Stock

Convertible Preferred Stock, page F-26

29.   We note that you have classified convertible preferred stock outside of permanent equity. Explain the term(s) of these instruments that you considered in this classification and reference the authoritative accounting literature relied upon. In this regard, your disclosures should indicate why these preferred shares are being classified as temporary equity.

Item 15. Recent Sales of Unregistered Securities, page II-3

30.   For transactions listed where you rely on Section 4(2) or Rule 506, please disclose whether the purchasers were accredited or sophisticated and, if the latter, outline the access to information afforded to them.

Item 16. Exhibits and Financial Statement Schedules, page II-5

31.   We note that you have filed forms of your indemnification and retention agreements with your executive officers as Exhibits 10.36 and 10.37, respectively. Please provide us with your analysis as to why such agreements should not be considered "management contracts," executed versions of which should be filed separately for each executive officer. Refer to Instruction 1 to paragraph (b)(10) of Item 601 of Regulation S-K.

Item 17. Undertakings, page II-7

32.   We note that you have included the undertakings from paragraphs (a)(5)(ii) and (a)(6) of Item 512 of Regulation S-K. These undertakings do not appear applicable to your offering. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Michael S. Kagnoff, Esq
        DLA Piper LLP (US)